Exhibit 99.1

Fuwei Films Provides Updates on Corporate Transactions

BEIJING, March 31, 2021 /PRNewswire/ -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”) , a British Virgin Islands company directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of the Company’s outstanding shares.

The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

The Company has also terminated the securities purchase agreement previously entered into with Gold Glory Blockchain Inc. ("Gold Glory"), a California-headquartered company focused on blockchain technology applications and digital asset services, which would have resulted in the issuance by the Company of 9,500,000 new ordinary shares in exchange for all outstanding shares of Gold Glory. Gold Glory has failed to provide its audited financial reports within the agreed period. Therefore, the transaction could not be executed as originally planned and has thus been terminated.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the transaction with Enesoon on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Enesoon do business, or on the Company’s or Enesoon’s operating results and business generally; risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, at all or in a timely manner; and business disruption following the transaction.. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com